SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

I     Additional financial information

I(i)  Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Estimated GWS capital position
As at 30 June 2023, the estimated shareholder GWS capital surplus over the GPCR is $15.5 billion (31 December 2022: $15.6 billion), representing a coverage ratio of 295 per cent (31 December 2022: 307 per cent) and the estimated total GWS capital surplus over the GPCR is $18.2 billion (31 December 2022: $18.1 billion), representing a coverage ratio of 194 per cent (31 December 2022: 202 per cent). The estimated Group Tier 1 capital resources are $18.1 billion with headroom over the GMCR of $12.5 billion (31 December 2022: $12.1 billion), representing a coverage ratio of 323 per cent (31 December 2022: 328 per cent).

	30 Jun 2023			31 Dec 2022note (1)
	Shareholder	Add policyholder	Total	Shareholder	Add policyholder	Total	Change in total
		note (3)	note (4)		note (3)	note (4)	note (5)
Group capital resources ($bn)	23.4	14.0	37.4	23.2	12.6	35.8	1.6
of which: Tier 1 capital resources ($bn)note (2)	16.4	1.7	18.1	15.9	1.5	17.4	0.7

Group Minimum Capital Requirement ($bn)	4.6	1.0	5.6	4.4	0.9	5.3	0.3
Group Prescribed Capital Requirement ($bn)	7.9	11.3	19.2	7.6	10.1	17.7	1.5

GWS capital surplus over GPCR ($bn)	15.5	2.7	18.2	15.6	2.5	18.1	0.1
GWS coverage ratio over GPCR (%)	295%		194%	307%		202%	(8)ppt

GWS Tier 1 surplus over GMCR ($bn)			12.5			12.1	0.4
GWS Tier 1 coverage ratio over GMCR (%)			323%			328%	(5)ppt

Notes
(1)
The 31 December 2022 GWS capital results do not reflect the impact of the redemption of $0.4 billion of senior debt in January 2023. Allowing for this redemption reduces the estimated shareholder GWS capital surplus over GPCR to $15.2 billion with a coverage ratio of 302 per cent and reduces the estimated total GWS capital surplus over GPCR to $17.7 billion with a coverage ratio of 200 per cent. The total GWS Tier 1 over GMCR capital position is unaffected by this redemption.

(2)
The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 30 June 2023, total Tier 1 capital resources of $18.1 billion comprises: $23.4billion of total shareholder capital resources; less $(3.6) billion of Prudential plc issued sub-ordinated and senior Tier 2 debt capital; less $(3.4) billion of local regulatory tiering classifications which are classified as GWS Tier 2 capital resources primarily in Singapore and the Chinese Mainland; plus $1.7 billion of Tier 1 capital resources in policyholder funds.

(3)	This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(4)
The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

(5)	Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.

GWS sensitivity analysis
The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 30 June 2023 and 31 December 2022 are shown below, for both the shareholder and the total capital position.

	Shareholder
	30 Jun 2023		31 Dec 2022
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	15.5	295%	15.6	307%
Impact of:
10% increase in equity markets	0.3	(5)%	0.3	(3)%
20% fall in equity markets	(1.9)	(11)%	(1.9)	(14)%
50 basis points reduction in interest rates	0.7	11%	0.4	4%
100 basis points increase in interest rates	(1.4)	(17)%	(1.1)	(15)%
100 basis points increase in credit spreads	(0.8)	(12)%	(0.8)	(9)%

	Total
	30 Jun 2023		31 Dec 2022
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	18.2	194%	18.1	202%
Impact of:
10% increase in equity markets	1.0	0%	1.2	1%
20% fall in equity markets	(3.7)	(11)%	(3.6)	(12)%
50 basis points reduction in interest rates	0.3	3%	0.0	0%
100 basis points increase in interest rates	(0.8)	(4)%	(0.6)	(3)%
100 basis points increase in credit spreads	(1.2)	(6)%	(1.2)	(6)%

The sensitivity results above reflect the impact on the Group's long-term business operations as at the valuation dates. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case, management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS Risk Appetite and capital management
The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group's Free Surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 30 June 2023, the Group's Free Surplus stock (excluding distribution rights and other intangibles) was $8.4 billion, compared to the GWS shareholder surplus of $15.5 billion and a reconciliation is shown below.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group's capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in new business and capabilities, particularly the areas of Customer, Distribution, Health and Technology, and dividends will be determined primarily based on the Group's operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs. Recognising the strong conviction we have in the Group's revised strategy, when determining the annual dividend we intend to look through the investments in new business and investments in capabilities and expect the annual dividend to grow in the range 7 - 9 per cent per annum over 2023 and 2024. To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 30 June 2023. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)
A summary of the movement in the 31 December 2022 regulatory GWS capital surplus (over GPCR) of $18.1 billion to $18.2 billion at 30 June 2023 is set out in the table below.

Half year 2023 $bn
Total GWS surplus at 1 Jan (over GPCR)	18.1
Shareholder free surplus generation
In force operating capital generation	1.1
Investment in new business	(0.4)
Total operating free surplus generation	0.7
External dividends	(0.4)
Non-operating movements including market movements	(0.1)
Other capital movements (including foreign exchange movements)	(0.4)
Movement in free surplus (see EEV basis results for further detail)	(0.2)
Other movements in GWS shareholder surplus not included in free surplus	0.1
Movement in contribution from GWS policyholder surplus (over GPCR)	0.2
Net movement in GWS capital surplus (over GPCR)	0.1
Total GWS surplus at 30 Jun (over GPCR)	18.2

Further detail on the movement in free surplus of $(0.2) billion is included in the Movement in Group free surplus section of the Group's EEV basis results.

Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources
Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

-
Total eligible capital resources has increased by $1.6 billion to $37.4 billion at 30 June 2023 (31 December 2022: $35.8 billion). This includes a $0.7 billion increase in tier 1 group capital to $18.1 billion (31 December 2022: $17.4 billion). The increase in total eligible capital resources and tier 1 group capital is primarily driven by positive operating capital generation over the period, partially offset by external dividends paid, debt redeemed and foreign exchange movements over the period.

-
Total regulatory GPCR has increased by $1.5billion to $19.2 billion at 30 June 2023 (31 December 2022: $17.7 billion) and the total regulatory GMCR has increased by $0.3 billion to $5.6 billion at 30 June 2023 (31 December 2022: $5.3 billion). The increase in GPCR and GMCR is primarily driven by new business sold over the period, partially offset by the release of capital as the policies mature or are surrendered and foreign exchange movements over the period.

Reconciliation of Free Surplus to total regulatory GWS capital surplus (over GPCR)

	30 Jun 2023 $bn
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles*	14.0	5.6	8.4
Restrictions applied in free surplus for China C-ROSS IInote (1)	1.9	1.5	0.4
Restrictions applied in free surplus for HK RBCnote (2)	5.7	0.7	5.0
Restrictions applied in free surplus for Singapore RBCnote (3)	2.0	0.1	1.9
Other	(0.2)	0.0	(0.2)
Add GWS policyholder surplus contribution	14.0	11.3	2.7
Total regulatory GWS capital surplus (over GPCR)	37.4	19.2	18.2
* As per the "Free surplus excluding distribution rights and other intangibles" shown in the statement of Movement in Group free surplus of the Group's EEV basis results.

Notes
(1)
Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in the Chinese Mainland and includes a requirement to establish a deferred profit liability within EEV net worth which leads to a reduction in EEV free surplus as compared to the C-ROSS II surplus reported for local regulatory purposes. Further differences relate to the treatment of subordinated debt within CPL which is excluded from EEV free surplus and which contributes to C-ROSS II surplus for local regulatory reporting.

(2)
EEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus that is not considered distributable immediately. This includes HK RBC technical provisions that are lower than policyholder asset shares or cash surrender floors as well as the value of future shareholder transfers from participating business (net of associated required capital) which are included in the shareholder GWS capital position.

(3)
EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resources

30 Jun 2023 $bn
Group IFRS shareholders' equity	17.2
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	(4.4)
Add debt treated as capital under GWSnote (1)	3.6
Asset valuation differencesnote (2)	(0.8)
Remove IFRS 17 contractual service margin (CSM) (including joint ventures and associates)note (3)	20.8
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	(0.1)
Differences in associated net deferred tax liabilitiesnote (5)	0.9
Othernote (6)	0.2
Group total GWS capital resources	37.4

Notes
(1)
As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.

(2)
Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.

(3)
The IFRS 17 contractual service margin (CSM) represents a discounted stock of unearned profit which is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroization of future profits) is captured in the liability valuation differences line.

(4)
Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.

(5)	Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities
(6)	Other differences mainly reflect the inclusion of subordinated debt in Chinese Mainland as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position
Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

-
For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;

-
The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.

-
For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;

-	For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
-
For entities where the Group's shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;

-
Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;

-
Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;

-
At 30 June 2023 all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars;

-
The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and

-
Prudential also presents a shareholder GWS capital basis which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii)   Analysis of total segment profit by business unit

The table below presents the half year 2023 results on both AER and CER bases to eliminate the impact of exchange translation.

	2023 $m	2022 $m		2023 vs 2022%		2022 $m
	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
CPL	164	132	124	24%	32%	271
Hong Kong	554	598	597	(7)%	(7)%	1,162
Indonesia	109	118	113	(8)%	(4)%	205
Malaysia	165	193	184	(15)%	(10)%	340
Singapore	270	313	320	(14)%	(16)%	570
Growth markets and other
Philippines	59	62	58	(5)%	2%	131
Taiwan	54	57	54	(5)%	0%	116
Thailand	52	64	64	(19)%	(19)%	116
Vietnam	192	220	214	(13)%	(10)%	402
Other	56	(30)	(32)	287%	275%	53
Share of related tax charges from joint ventures and associate	(39)	(36)	(35)	(8)%	(11)%	(90)
Insurance business	1,636	1,691	1,661	(3)%	(2)%	3,276
Eastspring	146	131	128	11%	14%	260
Total segment profit	1,782	1,822	1,789	(2)%	0%	3,536

(a)   Eastspring adjusted operating profit

	2023 $m	2022 AER $m
	Half year	Half year	Full year
Operating income before performance-related feesnote (1)	351	332	660
Performance-related fees	2	4	1
Operating income (net of commission)note (2)	353	336	661
Operating expensenote (2)	(185)	(184)	(360)
Group's share of tax on joint ventures' operating profit	(22)	(21)	(41)
Adjusted operating profit	146	131	260

Average funds managed or advised by Eastspring	$228.8bn	$241.8bn	$229.4bn
Margin based on operating incomenote (3)	31bps	28bps	29bps
Cost/income rationote II(v)	53%	55%	55%

Notes
(1)	Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice):

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
Half year 2023	210	58	141	18	351	31
Half year 2022	196	52	136	16	332	28
Full year 2022	392	54	268	17	660	29

(2)
Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.

(3)
Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b)   Eastspring total funds under management or advice
Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised by Eastspring.

	30 Jun 2023 $bn	31 Dec 2022 AER $bn
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	65.2	60.1
Institutional	11.7	11.3
Money market funds (MMF)	11.8	10.5
	88.7	81.9
Funds managed on behalf of M&G plcnote (2)	2.4	9.3

External funds under management	91.1	91.2
Internal funds:
Internal funds under management	107.8	104.1
Internal funds under advice	28.8	26.1
	136.6	130.2
Total funds under management or advicenote (3)	227.7	221.4

Notes
(1)	Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	Half year 2023 $m	Full year 2022 AER $m
At beginning of period	81,949	93,956
Market gross inflows	44,910	81,942
Redemptions	(42,327)	(84,397)
Market and other movements	4,236	(9,552)
At end of period*	88,768	81,949
* The analysis of movements above includes $11,848 million relating to Asia Money Market Funds at 30 June 2023 (31 December 2022: $10,495 million). Investment flows for half year 2023 include Eastspring Money Market Funds gross inflows of $33,742 million (full year 2022: $61,063 million) and net inflows of $727 million (full year 2022: net outflows of $(869) million).

(2)	Movements in funds managed on behalf of M&G plc are analysed below:

	Half year 2023 $m	Full year 2022 AER $m
At beginning of period	9,235	11,529
Net flows	(7,116)	(765)
Market and other movements	237	(1,529)
At end of period	2,356	9,235

(3)	Total funds under management or advice are analysed by asset class below:

	30 Jun 2023						31 Dec 2022* AER
	Funds under management		Funds under advice		Total		Total
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	48.0	24%	1.3	5%	49.3	22%	45.5	21%
Fixed income	39.1	20%	3.2	11%	42.3	18%	47.9	22%
Multi-asset	96.7	49%	24.3	84%	121.0	53%	114.1	51%
Alternatives	2.1	1%	-	-	2.1	1%	2.2	1%
Money Market Funds	13.0	6%	-	-	13.0	6%	11.7	5%
Total funds	198.9	100%	28.8	100%	227.7	100%	221.4	100%
* The presentation of asset classes has been altered to better reflect the Eastspring management view and how products are sold and marketed to clients. Multi-asset funds include a mix of debt, equity and other investments. Comparatives have been restated to be prepared on a comparable basis.

I(iii)  Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses.

	30 Jun 2023 $bn	31 Dec 2022 AER $bn
Internal funds	173.9	166.3
Eastspring external funds, including M&G plc (as analysed in note I(ii) above)	91.1	91.2
Total Group funds under managementnote	265.0	257.5

Note
Total Group funds under management comprise:

	30 Jun 2023 $bn	31 Dec 2022 AER $bn
Total investments and cash and cash equivalents held on the balance sheet*	155.1	149.9
External funds of Eastspring, including M&G plc	91.1	91.2
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	18.8	16.4
Total Group funds under management	265.0	257.5
* Includes "Investment in joint ventures and associates accounted for using the equity method" as shown on the balance sheet

I(iv)  Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

	2023 $m	2022 $m
	Half year	Half year	Full year
Net cash remitted by business unitsnote (1)	1,024	1,009	1,304
Net interest paidnote (2)	(40)	(117)	(204)
Corporate expenditurenote (3)	(155)	(124)	(232)
Centrally funded recurring bancassurance fees	(160)	(220)	(220)
Total central outflows	(355)	(461)	(656)
Holding company cash flow before dividends and other movements	669	548	648
Dividends paid	(361)	(320)	(474)
Operating holding company cash flow after dividends but before other movements	308	228	174
Other movements
Issuance and redemption of debt	(371)	(1,729)	(1,729)
Other corporate activitiesnote (4)	282	159	248
Total other movements	(89)	(1,570)	(1,481)
Net movement in holding company cash flow	219	(1,342)	(1,307)
Cash and short-term investments at beginning of periodnote (5)	3,057	3,572	3,572
Foreign exchange movements	38	(87)	(113)
Inclusion of amounts at 31 Dec from additional centrally managed entitiesnote (6)	-	-	905
Cash and short-term investments at end of period	3,314	2,143	3,057

Notes
(1)	Net cash remitted by business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.
(2)
Following the update to the definition of holding company cash and short term investments at 31 December 2022, higher levels of interest and investment income were earned in the first half of 2023, largely on the balances brought into the updated definition. This together with lower interest payments this led to a reduction in net interest paid in the first half of 2023 as compared with the prior period.

(3)	Including IFRS 17 implementation and restructuring costs paid in the period.
(4)
Cash inflows from Other corporate activities were $282 million (half year 2022: $159 million and full year 2022: $248 million) and largely related to proceeds  received from the sales of shares in Jackson together with dividends from Jackson.

(5)	Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance.
(6)
The definition of holding company cash and short-term investments was updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function. This refinement increased holding company cash and short-term investment balances by $0.9 billion at 31 December 2022.

The table below shows the reconciliation of the Cash and cash equivalents of Unallocated to a segment (Central operations) held on the IFRS balance sheet and Cash and short-term investments at 30 June 2023:

	30 Jun 2023 $m	31 Dec 2022 $m
Cash and cash equivalents of Central operations held on balance sheetnote C1	2,752	1,809
Less: amounts from commercial paper	(529)	(501)
Add: Deposits with credit institutions of Central operations held on balance sheet	1,091	1,749
Cash and short-term investments	3,314	3,057

I(v)   New business schedules

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. Insurance products refer to those classified as contracts of insurance business for local regulatory reporting purposes. New business premiums reflect those premiums attaching to covered business, including premiums from contracts designed as investment contracts under IFRS reporting. Regular premium products are shown on an annualised basis.

The details shown for insurance products include contributions from contracts that are classified under IFRS 17, 'Insurance Contracts', as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS 17, primarily represent unit-linked business and which are included on the balance sheet as investment contracts and similar contracts written in insurance operations.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 17, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Annual premium equivalent (APE) and new business profit (NBP) are determined using the EEV methodology set out in note 6 of our EEV basis results supplement. In determining the EEV basis value of new business written in the period when policies incept, premiums are included at projected cash flows on the same basis of distinguishing regular and single premium business as set out for local statutory basis reporting. APE sales are subject to rounding.

Schedule A Insurance new business (AER and CER)

AER	Single premiums			Regular premiums			APE			PVNBP
	2023 Half year	2022 Half year	+/(-)	2023 Half year	2022 Half year	+/(-)	2023 Half year	2022 Half year	+/(-)	2023 Half year	2022 Half year	+/(-)
	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL (Prudential's 50% share)	397	858	(54)%	355	421	(16)%	394	507	(22)%	1,481	2,119	(30)%
Hong Kong	116	656	(82)%	1,015	162	527%	1,027	227	352%	5,364	1,774	202%
Indonesia	132	120	10%	137	98	40%	150	110	36%	629	442	42%
Malaysia	46	45	2%	180	168	7%	185	172	8%	915	845	8%
Singapore	535	1,715	(69)%	332	219	52%	386	390	(1)%	2,441	3,184	(23)%
Growth markets:
Africa	4	4	-	84	75	12%	85	76	12%	170	151	13%
Cambodia	1	-	-	9	7	29%	9	7	29%	38	30	27%
India (Prudential's 22% share)	130	135	(4)%	115	106	8%	128	120	7%	619	609	2%
Laos	-	-	-	-	-	-	-	-	-	1	-	-
Myanmar	-	-	-	3	1	200%	3	1	200%	8	4	100%
Philippines	38	36	6%	90	84	7%	94	87	8%	331	297	11%
Taiwan	54	86	(37)%	335	271	24%	339	281	21%	1,254	994	26%
Thailand	71	72	(1)%	111	92	21%	118	99	19%	470	394	19%
Vietnam	8	66	(88)%	108	130	(17)%	109	136	(20)%	709	885	(20)%
Total insurance operations	1,532	3,793	(60)%	2,874	1,834	57%	3,027	2,213	37%	14,430	11,728	23%

CER	Single premiums			Regular premiums			APE			PVNBP
	2023 Half year	2022 Half year	+/(-)	2023 Half year	2022 Half year	+/(-)	2023 Half year	2022 Half year	+/(-)	2023 Half year	2022 Half year	+/(-)
	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL (Prudential's 50% share)	397	802	(50)%	355	394	(10)%	394	474	(17)%	1,481	1,982	(25)%
Hong Kong	116	655	(82)%	1,015	161	530%	1,027	227	352%	5,364	1,771	203%
Indonesia	132	115	15%	137	95	44%	150	106	42%	629	424	48%
Malaysia	46	43	7%	180	161	12%	185	165	12%	915	809	13%
Singapore	535	1,752	(69)%	332	223	49%	386	398	(3)%	2,441	3,253	(25)%
Growth markets:
Africa	4	3	33%	84	65	29%	85	65	31%	170	131	30%
Cambodia	1	-	-	9	7	29%	9	7	29%	38	30	27%
India (Prudential's 22% share)	130	126	3%	115	98	17%	128	111	15%	619	564	10%
Laos	-	-	-	-	-	-	-	-	-	1	-	-
Myanmar	-	-	-	3	1	200%	3	1	200%	8	3	167%
Philippines	38	34	12%	90	79	14%	94	83	13%	331	281	18%
Taiwan	54	82	(34)%	335	256	31%	339	264	28%	1,254	935	34%
Thailand	71	71	-	111	91	22%	118	98	20%	470	389	21%
Vietnam	8	64	(88)%	108	126	(14)%	109	133	(18)%	709	863	(18)%
Total insurance operations	1,532	3,747	(59)%	2,874	1,757	64%	3,027	2,132	42%	14,430	11,435	26%

Schedule B Insurance new business APE and PVNBP (AER and CER)

APE	2022 $m AER		2022 $m CER		2023 $m AER
	H1	H2	H1	H2	H1
CPL (Prudential's 50% share)	507	377	474	385	394
Hong Kong	227	295	227	295	1,027
Indonesia	110	137	106	137	150
Malaysia	172	187	165	190	185
Singapore	390	380	398	397	386
Growth markets:
Africa	76	73	65	71	85
Cambodia	7	11	7	11	9
India (Prudential's 22% share)	120	103	111	102	128
Laos	-	-	-	-	-
Myanmar	1	2	1	2	3
Philippines	87	95	83	97	94
Taiwan	281	222	264	225	339
Thailand	99	136	98	143	118
Vietnam	136	162	133	164	109
Total insurance operations	2,213	2,180	2,132	2,219	3,027

PVNBP	2022 $m AER		2022 $m CER		2023 $m AER
	H1	H2	H1	H2	H1
CPL (Prudential's 50% share)	2,119	1,402	1,982	1,439	1,481
Hong Kong	1,774	1,521	1,771	1,507	5,364
Indonesia	442	598	424	603	629
Malaysia	845	1,034	809	1,045	915
Singapore	3,184	2,907	3,253	3,033	2,441
Growth markets:
Africa	151	157	131	150	170
Cambodia	30	39	30	39	38
India (Prudential's 22% share)	609	539	564	533	619
Laos	-	1	-	1	1
Myanmar	4	2	3	3	8
Philippines	297	318	281	326	331
Taiwan	994	841	935	855	1,254
Thailand	394	538	389	567	470
Vietnam	885	781	863	795	709
Total insurance operations	11,728	10,678	11,435	10,896	14,430

Note
Comparative results for the first half (H1) and second half (H2) of 2022 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

Schedule C Insurance new business profit and margin (AER and CER)

	2022 AER		2022 CER		2023 AER
	HY	FY	HY	FY	HY
New business profit ($m)
CPL (Prudential's 50% share)	217	387	203	376	171
Hong Kong	211	384	211	384	670
Indonesia	52	125	50	124	61
Malaysia	70	159	66	157	73
Singapore	244	499	249	515	198
Growth markets and other	304	630	290	619	316
Total insurance business	1,098	2,184	1,069	2,175	1,489

New business margin (NBP as a % of APE)
CPL	43%	44%	43%	44%	43%
Hong Kong	93%	74%	93%	74%	65%
Indonesia	47%	51%	47%	51%	41%
Malaysia	41%	44%	40%	44%	39%
Singapore	63%	65%	63%	65%	51%
Growth markets and other	38%	39%	38%	39%	36%
Total insurance business	50%	50%	50%	50%	49%

New business margin (NBP as a % of PVNBP)
CPL	10%	11%	10%	11%	12%
Hong Kong	12%	12%	12%	12%	12%
Indonesia	12%	12%	12%	12%	10%
Malaysia	8%	8%	8%	8%	8%
Singapore	8%	8%	8%	8%	8%
Growth markets and other	9%	10%	9%	10%	9%
Total insurance business	9%	10%	9%	10%	10%

Schedule D Investment flows and FUM (AER)

	2022 $m		2023 $m
Eastspring:	H1	H2	H1
Third-party retail:note
Opening FUM	68,516	58,407	60,143
Net flows:
- Gross Inflows	11,050	8,504	10,776
- Redemptions	(12,808)	(8,520)	(8,736)
	(1,758)	(16)	2,040
Other movements	(8,351)	1,752	3,060
Closing FUM	58,407	60,143	65,243

Third-party institutional:
Opening FUM	13,192	10,988	11,311
Net flows:
- Gross Inflows	561	763	392
- Redemptions	(589)	(547)	(575)
	(28)	216	(183)
Other movements	(2,176)	107	550
Closing FUM	10,988	11,311	11,678

Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	69,395	71,454	76,921

Note
Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.

II    Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)   Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period, including short-term fluctuations in investment returns and gain or loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 of the Group IFRS financial results. A full reconciliation to profit after tax is given in note B1.1 of the Group IFRS financial results.

II(ii)  Adjusted shareholders' equity

Following the implementation of IFRS 17, the Group has introduced a new IFRS equity measure termed 'Adjusted IFRS shareholders' equity', which is calculated by adding the IFRS 17 expected future profit (CSM) to IFRS shareholders' equity for all entities in the Group (including joint ventures and associates). Management believe this is a helpful measure that provides a reconciliation to the embedded value framework which is often used for valuations. The main difference between the Group's EEV measure and adjusted shareholders' equity is economics as explained in note II(viii).

	30 Jun 2023 $m	31 Dec 2022 $m
IFRS shareholders' equity as reported in the financial statements	17,159	16,731
Add: CSM, including joint ventures and associates and net of reinsurance*	20,820	19,989
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders*	1,305	1,295
Less: Related deferred tax adjustments for the above*	(2,839)	(2,804)
Adjusted shareholders' equity	36,445	35,211
* See note C3.1 of the Group IFRS financial results for the split of the balances excluding joint ventures and associates and the Group's share relating to joint ventures and associates.

II(iii)   Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results. Half year profits are annualised by multiplying by two.

	Half year 2023 $m	Full year 2022 $m
Adjusted operating profit	1,462	2,722
Tax on adjusted operating profit	(221)	(539)
Adjusted operating profit attributable to non-controlling interests	(3)	(11)
Adjusted operating profit, net of tax and non-controlling interests	1,238	2,172

IFRS shareholders' equity at beginning of period	16,731	18,936
IFRS shareholders' equity at end of period	17,159	16,731
Average IFRS shareholders' equity	16,945	17,834
Operating return on average IFRS shareholders' equity (%)	15%	12%

II(iv)   Calculation of shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the periods.

	30 Jun 2023	31 Dec 2022
Number of issued shares at the end of the period (million shares)	2,753	2,750
Closing IFRS shareholders' equity ($ million)	17,159	16,731
Group IFRS shareholders' equity per share (cents)	623¢	608¢

Closing adjusted shareholders' equity ($ million)	36,445	35,211
Group adjusted shareholders' equity per share (cents)	1,324¢	1,280¢

II(v)  Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2023 $m	2022 $m
	Half year	Half year	Full year
IFRS revenue	257	271	513
Share of revenue from joint ventures and associates	158	149	303
Commissions and other	(62)	(84)	(155)
Performance-related fees	(2)	(4)	(1)
Operating income before performance-related feesnote	351	332	660

IFRS charges	185	205	398
Share of expenses from joint ventures and associates	62	63	117
Commissions and other	(62)	(84)	(155)
Operating expense	185	184	360
Cost/income ratio (operating expense/operating income before performance-related fees)	53%	55%	55%

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other revenue' and 'non-insurance expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS financial results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi)   Insurance premiums

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports Annual Premium Equivalent (APE) new business sales as a measure of the new policies sold in the period, which is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the year and renewal premiums on business sold in previous years but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group's business volumes and growth during the period.

	2023 $m	2022 $m
	Half year	Half year	Full year

Gross premiums earned	10,961	12,241	23,344
Gross premiums earned from joint ventures and associates	2,090	2,368	4,439
Total Group, including joint ventures and associates	13,051	14,609	27,783

Renewal insurance premiums	8,922	9,288	18,675
Annual premium equivalent (APE)	3,027	2,213	4,393
Life weighted premium income	11,949	11,501	23,068

II(vii) Reconciliation between EEV new business profit and IFRS new business CSM

	2023 $m	2022 $m
	Half year	Half year	Full year
EEV new business profit	1,489	1,098	2,184
Economics and othernote (1)	(411)	(181)	(424)
New rider salesnote (2)	(42)	(51)	(66)
Related tax on IFRS new business CSMnote (3)	160	191	370
IFRS new business CSM	1,196	1,057	2,064

Notes
(1)
EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn and the cash flows discounted at risk free plus liquidity premium (where applicable). Both measures update these assumptions each period end based on current interest rates.

(2)
Under EEV, new business profit arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period new business profit. Under IFRS 17 reporting, new business profit from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.

(3)
IFRS 17 new business CSM is gross of tax, while EEV new business profit is net of tax. Accordingly, the related tax that on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

II(viii) Reconciliation between EEV shareholders' equity and IFRS shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the periods:

	30 Jun 2023 $m	31 Dec 2022 $m
EEV shareholders' equity	43,704	42,184
Adjustments for non-market risk allowance:
Remove: Allowance for non-market risks in EEVnote (1)	2,972	2,760
Add: IFRS risk adjustment, net of related deferred tax adjustmentsnote (2)	(1,951)	(1,803)
Mark-to-market value adjustment of the Group's core structural borrowingsnote (3)	(389)	(427)
Economics and other valuation differencesnote (4)	(7,891)	(7,503)
Adjusted IFRS shareholders' equity (see note II(ii))	36,445	35,211
Remove: CSM, including joint ventures and associates and net of reinsurance	(20,820)	(19,989)
Add: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	(1,305)	(1,295)
Add: Related deferred tax adjustments for the above	2,839	2,804
IFRS shareholders' equity	17,159	16,731

Notes
(1)	The allowance for non-diversifiable non-market risk in EEV comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate.
(2)	Includes the Group's share of joint ventures and associates and net of reinsurance.
(3)	The Group's core structural borrowings are fair valued under EEV but are held at amortised cost under IFRS.
(4)
EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses which are small.

II(ix) Calculation of return on embedded value

Operating return on embedded value is calculated as the EEV operating profit for the period as a percentage of average EEV basis shareholders' equity. Half year profits are annualised by multiplying by two.

	2023 $m	2022 $m
	Half year	Half year	Full year
EEV operating profit for the period	2,155	1,806	3,952
Operating profit attributable to non-controlling interests	(11)	(10)	(29)
EEV operating profit, net of non-controlling interests	2,144	1,796	3,923

Shareholders' equity at beginning of period	42,184	47,5841	47,5841
Shareholders' equity at end of period	43,704	42,300	42,184
Average shareholders' equity	42,944	44,942	44,884
Operating return on average shareholders' equity (%)	10%	8%	9%
1  Opening shareholders' equity at 1 January 2022 has been adjusted for early adoption of the HK RBC regime.

New business profit over embedded value is calculated as the EEV new business profit for the period (annualised by multiplying by 2) as a percentage of average EEV basis shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders.

	2023	2022
	Half year	Half year	Full year
New business profit ($ million)*	1,489	1,098	2,184
Average EEV shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders ($ million)	39,518	41,920	41,866
New business profit on embedded value (%)	8%	5%	5%
*  New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

Average embedded value has been based on opening and closing EEV basis shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders, as follows:

	2023 $m	2022 $m
	Half year	Half year	Full year
Shareholders' equity at beginning of period	38,857	44,8751	44,8751
Shareholders' equity at end of period	40,179	38,965	38,857
Average shareholders' equity	39,518	41,920	41,866
1  Opening shareholders' equity at 1 January 2022 has been adjusted for early adoption of the HK RBC regime.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 August 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer